03011770

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C.

SEC FILE NUMBER
8- 51784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL PLANNING GROUP, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 N. ANDREWS AVENUE, SUITE 404
(No. and Street)

FT. LAUDERDALE	FLORIDA	33309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Aberle, II 954-267-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LANE GORMAN TRUBITT, L.L.P.
(Name – *if individual, state last, first, middle name*)

2626 HOWELL STREET, THE SEVENTH FLOOR, DALLAS, TEXAS 75204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael P. Aberle II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL PLANNING GROUP, L.L.C., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael P. Aberle II
Signature

Financial + Operations Principal
Title

Benjamin A. Bowling
Notary Public

OFFICIAL NOTARY SEAL
BENJAMIN A. BOWLING
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC940754
MY COMMISSION EXP. MAY 30, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Certified Public Accountants on Internal Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PLANNING GROUP, L.L.C.

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2002

CAPITAL PLANNING GROUP, L.L.C.

CONTENTS

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

<u>Report of Independent Certified Public Accountants</u>

Board of Directors and Members
Capital Planning Group, L.L.C.

We have audited the accompanying statement of financial condition of Capital Planning Group, L.L.C. as of December 31, 2002 and the related statements of earnings, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Planning Group, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
February 25, 2003

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Capital Planning Group, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	549,975
Commissions receivable		18,259
Due from employees		778
Due from affiliate		15,380
Prepaid expense		15,475
Total current assets		599,867
PROPERTY AND EQUIPMENT - AT COST		
Furniture and fixtures		31,954
Computer equipment		18,678
		50,632
Less accumulated depreciation		(29,765)
		20,867
INVESTMENT IN CPG-PA		22,107
	$	642,841

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Bonuses payable	$	63,221
Accrued liabilities		19,793
Total current liabilities		83,014
MEMBERS' EQUITY		559,827
Total liabilities and members' equity	$	642,841

The accompanying notes are an integral part of this statement.

Capital Planning Group, L.L.C.
STATEMENT OF EARNINGS
Year ended December 31, 2002

REVENUES		
Group life commissions	$	1,411,978
Advisory and planning fees		78,520
Interest		1,501
Total revenues		1,491,999
EXPENSES		
Compensation		557,022
Commissions		7,290
Selling		41,485
General and administrative		195,000
Loss from investment in CPG-PA		15,393
Total expenses		816,190
NET EARNINGS	$	675,809

The accompanying notes are an integral part of this statement.

Capital Planning Group, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year ended December 31, 2002

Balance at December 31, 2001	$	363,965
Distributions		(479,947)
Net earnings		675,809
Balance at December 31, 2002	$	559,827

The accompanying notes are an integral part of this statement.

Capital Planning Group, L.L.C.
STATEMENT OF CASH FLOWS
Year ended December 31, 2002

Cash flows from operating activities		
Net earnings	$	675,809
Adjustments to reconcile net earnings to net cash provided by operating activities		
Depreciation		8,717
Loss on investment in CPG-PA		15,393
Changes in assets and liabilities, net		
Commissions receivable		10,955
Due from affiliate		-
Due from employees		1,304
Prepaid expense		(4,715)
Bonuses payable		53,149
Due to affiliate		(18,779)
Accrued liabilities		4,729
Net cash provided by operating activities		746,562
Cash flow from investing activities		
Purchases of property and equipment		(5,310)
Net cash used in investing activities		(5,310)
Cash flows from financing activities		
Member distributions		(479,947)
Net cash used in financing activities		(479,947)
Net decrease in cash		261,305
Cash at beginning of year		288,670
Cash at end of year	$	549,975
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of this statement.

Capital Planning Group, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year ended December 31, 2002

Subordinated liabilities at December 31, 2001	$ -
Increases	-
Decreases	-
Subordinated liabilities at December 31, 2002	$ -

The accompanying notes are an integral part of this statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in the broker-dealer industry generating commission through sales of life insurance and providing financial and investment services to customers primarily in Florida. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Revenue Recognition

Revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances at a financial institution located in Miami, Florida which at times may exceed insured limits. Cash in excess of operating requirements is invested in an income producing money market mutual fund, which is not insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Receivables

The Company considers commission receivable and accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Equipment

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service life of five to seven years by an accelerated method.

Major repairs or replacements of property and equipment are capitalized. Maintenance, repairs and minor replacements are charged to operations as incurred.

When items are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Investment in Capital Planning Group of Pennsylvania, L.L.C.

During the year ended December 31, 2001, the Company acquired at 25% interest in Capital Planning Group of Pennsylvania, L.L.C. (CPG-PA), an affiliate formed in conjunction with an advisory service agreement with a life insurance company (see note 5). Under the equity method of accounting, the Company's share of the net income of CPG-PA is recognized as income in the Company's income statement and added to the investment account, and distributions received from CPG-PA are treated as a reduction of the investment account.

Commission Income

Commissions for customer's transactions are recorded on a trade date basis.

Advertising and marketing

Advertising and marketing costs are expensed as incurred. Advertising costs totaled $13,071 for the year ended December 31, 2002.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

1. FEDERAL INCOME TAX

No provision has been made in the financial statements for Federal income taxes because, under current law, no Federal income taxes are paid directly by the Company. The members are responsible for their respective shares of the Company's items of income, deductions, losses and credits.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $482,629, which was $476,364 in excess of its required net capital of $6,265. The Company's aggregate indebtedness to net capital ratio was 0.19 to 1.

3. DEFINED CONTRIBUTION PLAN

The Company has a defined contribution 401(k) plan that covers substantially all employees. Employees are eligible to participate after one year of service and attaining 21 years of age. Participants may elect to contribute up to 15% of their annual earned compensation to the Plan. Participants are fully vested after six years of service. All Company contributions to the Plan are voluntary and are made at its discretion. The Plan's year ends on December 31. The Company made a contribution to the Plan of approximately $15,000 for the year ended December 31, 2002.

4. LEASES

The Company leases its office space under a noncancellable operating lease agreement expiring November 30, 2004. The Company also subleases a portion of this office space to a member of the Company on a month-to-month basis. The Company also leases certain equipment under operating leases.

Total rental expense for the year ended December 31, 2002 was $54,670. The net rental expense, after deducting rental income of $5,301 from the sublease was $49,369 for the year ended December 31, 2002. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

At December 31, 2002, approximate minimum rental commitments under the noncancellable lease are as follows:

Years Ending December 31,	
2003	$ 38,199
2004	36,621
Total minimum lease payments	$ 74,820

5. ADVISORY SERVICE AGREEMENT

During August, 2001 the Company entered into an advisory service agreement with a life insurance company whereby the Company will structure a training program which will permit the insurance company to provide financial planning, insurance, securities products and investment advisory services based on the Company's methodology. This agreement can be terminated at any time.

6. SUBSEQUENT EVENTS

During January 2003 the Company paid distributions of $190,348 related to earnings of 2002.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

SCHEDULE I

Capital Planning Group, L.L.C.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

COMPUTATION OF NET CAPITAL		
Total members' equity from statement of financial condition	$	559,827
Less members' equity not allowable for net capital		-
Total members' equity qualified for net capital		559,827
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		559,827
Deductions and/or charges		
Non-allowable assets		74,607
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities - proprietary capital charges		-
Other deductions and/or charges		-
Total deductions and/or charges		74,607
Haircuts on securities		
Contractual securities commitments		-
Deficit in security collateralizing secured demand notes		-
Trading and investment securities		-
Undue concentrations		540
Other		2,051
Total haircuts on securities		2,591
NET CAPITAL	$	482,629
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition		
Bonuses payable	$	63,221
Due to affiliate		15,380
Accrued liabilities		15,380
Items not included in statement of financial condition		-
		93,981
Less adjustment based on special reserve bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	93,981
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	6,265
Minimum dollar net capital required	$	5,000
Net capital required (greater of above two minimum requirement amounts)	$	6,265
Net capital in excess of required minimum	$	476,364
Excess net capital at 1000%	$	473,230
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.19
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$	480,754
Net audit adjustments		1,875
Net capital per above	$	482,629
LIST OF NONALLOWABLE ASSETS		
Due from affiliate	$	15,380
Prepaid expenses		15,475
Property and equipment		20,867
Investment in CPG-PA		22,107
Due from employees		778
Total nonallowable assets	$	74,607

SCHEDULE II

Capital Planning Group, L.L.C.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

The Company handled no customer securities during the year ended December 31, 2002 and therefore has no reserve computation.

SCHEDULE III

Capital Planning Group, L.L.C.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Capital Planning Group, L.L.C. is exempt under Rule Section 15c3-3(k)(2)(ii)

REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS ON INTERNAL CONTROL

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

Report of Independent Certified Public Accountants on Internal Control

Board of Directors
Capital Planning Group, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Planning Group, L.L.C. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
February 25, 2003